Filed pursuant to 424(b)(3)

Registration #333-50822

SUPPLEMENT NO. 5
DATED JUNE 14, 2001
TO THE PROSPECTUS DATED FEBRUARY 1, 2001
OF INLAND RETAIL REAL ESTATE TRUST, INC.

We are providing this Supplement No. 5 to you in order to supplement our Prospectus. This Supplement updates information in the "Real Property Investments" and "Plan of Distribution" sections of our Prospectus. This Supplement No. 5 supplements, modifies or supersedes certain information contained in our Prospectus, Supplement No. 3 dated May 1, 2001 and Supplement No. 4 dated May 21, 2001 and must be read in conjunction with our Prospectus and those Supplements. Any word that is capitalized in this Supplement but not defined has the same meaning as in our Prospectus.

Real Property Investments

Jo-Ann Fabrics, Alpharetta, Georgia,

On June 8, 2001, we purchased an existing freestanding retail property known as Jo-Ann Fabrics located on approximately 3.445 acres and containing 38,418 gross leasable square feet. The property is located at 965 North Point Drive, in Alpharetta, Georgia.

We purchased the Jo-Ann Fabrics building from 965 North Point Commons, LLC, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $4,902,000. This amount may increase by additional costs which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $128 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

The Jo-Ann Fabrics building was completed in 2000. It is a one-story, single-tenant, retail building. As of June 1, 2001, this property was 100% leased by Jo-Ann Fabrics (a fabric and craft supply retail store).

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, price per square foot, quality of tenant, length of lease, occupancy and the fact that overall rental rate is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenant would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their lease.

One tenant, Jo-Ann Fabrics leases 100% of the total gross leasable area of the property. The lease with this tenant requires the tenant to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To
Jo-Ann Fabrics	38,418	100	12.85	11/01/00	01/31/06
			13.35	02/01/06	01/31/11
			13.85	02/01/11	01/31/16
Option 1			14.35	02/01/16	01/31/21
Option 2			14.85	02/01/21	01/31/26
Option 3			15.35	02/01/26	01/31/31

For federal income tax purposes, the depreciable basis in this property will be approximately $3,700,000.When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of June 1, 2001, all of the 38,418 square feet of this property was leased to Jo-Ann Fabrics. The following table provides information relating to that lease:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Jo-Ann Fabrics	38,418	1/31/16	3/5 yr.	493,671	12.85

In general, Jo-Ann Fabrics pays all real estate taxes, insurance and common area maintenance costs. We are responsible for the roof and structure of the property.
Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	493,671	-	-	-
2002	-	-	-	493,671	-	-	-
2003	-	-	-	493,671	-	-	-
2004	-	-	-	493,671	-	-	-
2005	-	-	-	493,671	-	-	-
2006	-	-	-	493,671	-	-	-
2007	-	-	-	512,880	-	-	-
2008	-	-	-	512,880	-	-	-
2009	-	-	-	512,880	-	-	-
2010	-	-	-	512,880	-	-	-

We received an appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice for a Limited Appraisal Report of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported a fair market value for the Jo-Ann Fabrics building, as of April 10, 2001, to be $5,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Woodstock Square Shopping Center, Atlanta, Georgia

On June 7, 2001, we purchased an existing shopping center known as Woodstock Square located on approximately 21 acres and containing 218,819 gross leasable square feet. The center is located at 120-142 Woodstock Square Avenue, in Atlanta, Georgia.

We purchased Woodstock Square from the Sembler Family Partnership, an unaffiliated third party. Our total acquisition cost, including expenses, was approximately $27,592,000. This amount may increase by additional costs, which have not yet been finally determined. We expect any additional costs to be insignificant. Our acquisition cost is approximately $126 per square foot of leasable space.

We purchased this property with our own funds. However, we expect to place financing on the property at a later date.

In evaluating this property as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we considered a variety of factors including overall valuation of net rental income, location, demographics, tenant mix, quality of tenants, length of leases, price per square foot, occupancy and the fact that overall rental rates at the shopping center are comparable to market rates. We believe that this property is well located, has acceptable roadway access, attracts high-quality tenants, is well maintained and has been professionally managed. This property will be subject to competition from similar shopping centers within its market area, and its economic performance could be affected by changes in local economic conditions. We did not consider any other factors materially relevant to the decision to acquire this property.

We do not anticipate making any significant repairs and improvements to this property over the next few years. However, if we were to make any repairs or improvements, the tenants would be obligated to pay a substantial portion of any monies spent pursuant to the provisions of their respective leases.

Woodstock Square was completed in 2001. Woodstock Square is comprised of three one-story, multi-tenant, retail buildings and one outlot building. As of June 1, 2001, this property was approximately 97% leased. A SuperTarget department store is located at the property and was not included in this transaction.

Three tenants, Kohl's (a department clothing store), Old Navy (a clothing retail store) and Office Max (an office products retail store), each lease more than 10% of the total gross leasable area of the property. The leases with these tenants require the tenants to pay base annual rent on a monthly basis as follows:
			Base Rent
	Approximate		Per Square
	GLA Leased	% of Total	Foot Per	Lease	Term
Lessee	(Sq. Ft.)	GLA	Annum ($)	Beginning	To

Kohl's	86,584	40	8.78	03/01/01	01/31/12
			8.95	02/01/12	01/31/22
Option 1			9.20	02/01/22	01/31/27
Option 2			9.45	02/01/27	01/31/32
Option 3			9.70	02/01/32	01/31/37
Option 4			9.95	02/01/37	01/31/42

Old Navy	25,000	11	11.50	04/01/01	01/31/07
Option 1			12.74	02/01/07	01/31/13
Option 2			14.12	02/01/13	01/31/19

Office Max	23,500	11	12.00	04/01/01	01/31/12
			7.14	02/01/12	01/31/17
Option 1			13.00	02/01/17	01/31/22
Option 2			14.00	02/01/22	01/31/27
Option 3			15.00	02/01/27	01/31/32
Option 4			16.00	02/01/32	01/31/37

For federal income tax purposes, the depreciable basis in this property will be approximately $21,000,000. When we calculate depreciation expense for tax purposes, we will use the straight-line method. We depreciate buildings and improvements based upon estimated useful lives of 40 and 20 years, respectively.

As of June 1, 2001, a total 212,019 square feet was leased to 19 tenants at this property. The following table sets forth certain information with respect to those leases:
	ApproximateGLA Leased		Renewal	Current Annual	Base Rent Per Square Foot
Lessee	(Sq. Ft.)	Lease Ends	Options	Rent ($)	Per Annum ($)

Powertel	1,400	04/04	2/3 yr.	28,000	20.00
Sun City Tanning	1,600	08/04	1/3 yr.	30,400	19.00
GNC	1,400	03/06	2/5 yr.	26,600	19.00
Hang-Ups	1,600	03/06	2/5 yr.	29,600	18.50
Hot Nails	1,200	03/06	1/5 yr.	24,000	20.00
Mattress Expo	5,200	03/06	1/5 yr.	114,400	22.00
Supercuts	1,200	03/06	1/5 yr.	25,200	21.00
Famous Footwear	8,000	05/06	2/5 yr.	120,000	15.00
Dress Barn	7,200	01/07	2/5 yr.	129,600	18.00
Old Navy	25,000	01/07	2/6 yr.	287,500	11.50
Bath & Body Works	2,800	03/11	2/5 yr.	55,720	19.90
Clothesline	3,500	03/11	2/5 yr.	64,750	18.50
Payless Shoes	2,800	03/11	2/5 yr.	56,000	20.00
Atlanta Bread Company	4,000	04/11	2/5 yr.	76,000	19.00
Lane Bryant	5,000	04/11	2/5 yr.	99,500	19.90
Ultra 3 Salon	10,800	05/11	3/5 yr.	173,880	16.10
PETsMART	19,235	05/16	4/5 yr.	228,897	11.90
Office Max	23,500	01/17	4/5 yr.	282,000	12.00
Kohl's	86,584	01/22	4/5 yr.	760,208	8.78
Vacant	6,800

In general, each tenant pays its proportionate share of real estate taxes, insurance and common area maintenance costs, although the leases with some tenants provide that the tenant's liability for such expenses is limited in some way, usually so that their liability for such expenses does not exceed a specified amount.

Year Ending December 31,	Number of Leases Expiring	Approx. GLA of Expiring Leases (Sq. Ft.)	Annual Base Rent of Expiring Leases ($)	Total Annual Base Rent ($)	Average Base Rent Per Square Foot Under Expiring Leases ($)	Percent of Total Building GLA Represented By Expiring Leases (%)	Percent of Annual Base Rent Represented By Expiring Leases (%)

2001	-	-	-	2,601,855	-	-	-
2002	-	-	-	2,612,255	-	-	-
2003	-	-	-	2,614,455	-	-	-
2004	2	3,000	62,800	2,616,655	20.93	1.37	2.40
2005	-	-	-	2,555,055	-	-	-
2006	5	17,400	317,000	2,555,055	18.22	7.95	12.41
2007	2	32,300	417,100	2,266,072	12.95	14.72	18.41
2008	-	-	-	1,848,972	-	-	-
2009	-	-	-	1,848,972	-	-	-
2010	-	-	-	1,848,972	-	-	-

For purposes of the above table, the "total annual base rent" column represents annualized base rent. For purposes of this column, we made no assumptions regarding the re-leasing of expiring leases. Therefore, as each lease expires, no amount is included in this column for any subsequent year for that lease. In view of the assumption made with regard to total annual base rent, the percent of annual base rent represented by expiring leases may not be reflective of the expected actual percentages. This is not indicative of or a prediction of future actual results. It is the opinion of our management that the space for expiring leases will be re-leased at market rates existing at the time of the expiration of those leases.

We received a letter appraisal which states that it was prepared in conformity with the Uniform Standards of Professional Appraisal Practice of the Appraisal Foundation by an independent appraiser who is a member of the Appraisal Institute. The appraisal reported an "as is" market value for Woodstock Square Shopping Center, as of June 3, 2001, of $28,000,000. Appraisals are estimates of value and should not be relied on as a measure of true worth or realizable value.

Tenants

The following chart updates information included in the chart on page 93 of our Prospectus and sets forth information regarding the largest tenants at our properties and includes any tenant leasing more than 3% of the total gross leasable area of our properties or any tenant whose annualized base rent represents 3% or more of our 2001 annualized base rent based on the properties owned as of June 11, 2001.
	Total number of	Gross leasable area	Percent of total gross leasable area	Annualized base rent	Percent of total annualized base rent
Tenant	Stores	(Sq. Ft.)	(%)	($)	(%)

Barnes & Noble	2	52,000	1.76	862,500	3.05
JC Penney	2	92,728	3.13	898,644	3.18
JoAnn Fabrics	2	84,388	2.85	999,341	3.53
Kash N' Karry	2	94,255	3.18	633,824	2.24
K-Mart	2	193,364	6.53	1,290,666	4.57
Lowes Home Center	2	262,072	8.85	1,696,897	6.00
PETsMART	7	165,198	5.58	2,037,498	7.21
Publix	4	155,976	5.27	1,193,760	4.22
Wal-Mart	1	204,170	6.90	1,104,560	3.91
Winn-Dixie	3	139,261	4.70	1,072,200	3.79

Plan of Distribution

As of January 31, 2001, we sold 13,687,349 shares in our first offering resulting in gross proceeds of $136,454,948. In addition, we received $200,000 from our Advisor in exchange for 20,000 shares. Inland Securities Corporation, an affiliate of our Advisor, served as dealer manager of this offering and was entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of January 31, 2001, we had incurred $11,588,024 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $125,066,924 of net proceeds from the sale of those 13,687,349 shares. As of January 31, 2001 the first offering terminated. Our current offering began February 1, 2001. As of June 11, 2001, we had sold 5,139,484 shares in our current offering resulting in gross proceeds of $50,694,837. Inland Securities Corporation, an affiliate of our Advisor, serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our Prospectus. As of June 11, 2001, we had incurred $3,910,011 of commissions and fees payable to Inland Securities Corporation, which results in our receipt of $46,784,826 of net proceeds from the sale of those 5,139,494 shares. An additional 446,106 shares have been sold pursuant to our Distribution Reinvestment Program as of June 11, 2001, for which we have received additional net proceeds of $4,238,007. As of June 11, 2001, we had repurchased 89,843 shares through our Share Repurchase Program resulting in disbursements totaling $814,629. As a result, our net offering proceeds from both offerings total approximately $175,075,129 as of June 11, 2001, including amounts raised through our Distribution Reinvestment Program, net of shares repurchased through our Share Repurchase Program.

We also pay an affiliate of our Advisor, which is owned principally by individuals who are affiliates of Inland, fees to manage and lease our properties. For the year ended December 31, 2000 and for the period ending December 31, 1999, we have incurred and paid property management fees of $926,978 and $225,665, respectively. Our Advisor may also receive an annual asset management fee of not more than 1% of our average invested assets, to be paid quarterly. For the year ended December 31, 2000, we had incurred $120,000 of such fees. For the year ending December 31, 1999, we had not paid or incurred any asset management fees. We may pay expenses associated with property acquisitions of up to .5% of the money that we raise in this Offering but in no event will we pay acquisition expenses on any individual property that exceeds 6% of its purchase price. Acquisition expenses totaling approximately $1,614,000 are included in the purchase prices we have paid for all our properties purchased through June 11, 2001. As of June 11, 2001, we had invested approximately $128,262,000 in properties that we purchased for an aggregate purchase price of approximately $292,029,000. After expenditures for organization and offering expenses and acquisition expenses and establishing appropriate reserves, as of June 11, 2001, we had net offering proceeds of approximately $6,000,000 available for investment in additional properties.